Exhibit 99.3

Notice of 2022 annual and special meeting of shareholders and notice of availability of our meeting materials

You are receiving this notice as a CIBC shareholder

We are holding our 2022 Annual and Special Meeting of Shareholders virtually to protect the health and wellbeing of participants amid the evolving COVID-19 pandemic.

Notice-and-access

Protecting the environment – As part of our ongoing commitment to protect the environment and accelerate climate action, we are reducing the number of paper documents that we send to our shareholders. You have told us how important environmental sustainability is to you and we have taken action.

Our Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders the 2022 management proxy circular (Circular) as permitted by the Canadian Securities Administrators and with the authorization of the Office of the Superintendent of Financial Institutions Canada. This means that our Circular will be posted online for you to access, rather than being printed and mailed to you. This notice includes information on how to access the Circular online or how to request a paper copy. We also enclose a proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). This form allows you to exercise your voting rights. For information on how to vote, see “Voting” below.

It is important that you read the Circular carefully before voting your shares.

Our Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and management’s discussion and analysis (MD&A) (together with our Circular, the “meeting materials”) depends on whether you are a registered shareholder or a non-registered shareholder (see definitions below). If you are a registered shareholder and you did not sign-up for e-delivery or opt out of receiving our annual financial statements, then we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with this notice. If you are a non-registered shareholder, then we will use notice-and-access to send you our annual financial statements and MD&A as permitted by securities law so that you can access this material online the same way as our Circular.

Business of the meeting

NOTICE OF MEETING

WHEN:	Thursday, April 7, 2022, 10:30 a.m. (EDT)

WHERE:	Virtual meeting by live webcast. Log in at
https://cibcvirtual.com/agm2022 at least 15 minutes before the meeting starts.

You may also listen to our meeting (but not vote) by calling 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States) passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States) passcode 6552323# (French).

Where you can access the meeting materials

TSX Trust Company (formerly AST Trust Company (Canada)) (TSX Trust) website: www.meetingdocuments.com/TSXT/cibc

CIBC Annual Meeting webpage on our Investor Relations website: www.cibc.com

SEDAR: www.sedar.com

EDGAR: www.sec.gov/edgar.shtml

For more information, please see our Circular:

1	Receive our financial statements for the year ended October 31, 2021 and the auditors’ report on the statements	Page 1, and our 2021 Annual Report

2	Elect directors	Pages 1 and 11-25

3	Appoint auditors	Pages 1 and 33

4	Vote on an advisory resolution regarding our executive compensation approach	Pages 1 and 59-85

5	Vote on a special resolution to amend By-Law No. 1 to give effect to a two-for-one share split of CIBC common shares	Pages 1 and 2

6	Vote on a special resolution regarding variable compensation for UK Material Risk Takers (UK MRTs)	Page 3

7	Vote on shareholder proposals	Pages 3 and 103-113

The meeting may also consider other business that properly comes before it.	Continued on reverse side

Notice of 2022 Annual and Special Meeting of Shareholders | Notice of Availability of Meeting Materials

Voting

Please note that you cannot vote by returning this notice.

You may vote your shares before the meeting using one of the following methods:

Registered shareholders	Non-registered shareholders

Your proxy form or voting instruction form explains how to vote using these methods. Please follow those instructions. We encourage you to vote before the meeting.

You may also vote during the meeting by online ballot through the live webcast at https://cibcvirtual.com/agm2022. For more information on how to vote see “Voting” starting on page 5 of the Circular.

Registered shareholders

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. To be counted, your proxy must be received by TSX Trust by 10:30 a.m. (EDT) on Wednesday, April 6, 2022.

Non-registered shareholders

You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. You must allow sufficient time for your intermediary to receive and act on your voting instructions by 10:30 a.m. (EDT) on Wednesday, April 6, 2022. Please check your voting instruction form for information on the deadline for returning your form.

If you are a non-registered shareholder and wish to attend the virtual meeting through our live webcast and vote online, there are additional steps you MUST take.

Please see “Voting” starting on page 5 of the Circular for more information.

Non-registered shareholders who have not duly appointed themselves as proxyholder and registered with TSX Trust will not be able to vote at the meeting but will be able to participate as a guest.

How to request a paper copy of the meeting materials

Upon request, TSX Trust will provide a paper copy of the Circular or the Annual Report, free of charge, for a period of one year from the date the meeting materials were filed on SEDAR. Here is how you can request a paper copy.

BEFORE THE MEETING

Go to www.meetingdocuments.com/TSXT/cibc or call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com.

If your request is made before April 7, 2022 (the date of our meeting), the meeting materials will be sent to you within three business days of your request.

Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy before the voting deadline and meeting date, we estimate that your request must be received by TSX Trust no later than 5:00 p.m. (EDT) on March 24, 2022. This reflects the three business day period for processing requests as well as typical mailing times.

AFTER THE MEETING

Call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com.

If your request is made on or after April 7, 2022, the meeting materials will be sent to you within ten calendar days of your request.

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

Go paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and environmentally friendly.

Registered shareholders

Go to tsxtrust.com/edelivery, select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

Non-registered shareholders in Canada

Go to www.proxyvote.com and use the control number provided on your voting instruction form.

Notice of 2022 Annual and Special Meeting of Shareholders | Notice of Availability of Meeting Materials